                      SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 13G

           INFORMATION STATEMENT PURSUANT TO RULES 13d-1 AND 13d-2



                   Under the Securities Exchange Act of 1934
                             (Amendment No. 5)*




                       AMERICAN COIN MERCHANDISING, INC.
                   -----------------------------------------
                               (Name of Issuer)

                                 COMMON STOCK
                   -----------------------------------------
                         (Title of Class of Securities)

                                02516B 10 8
                   -----------------------------------------
                               (CUSIP Number)





         *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

         The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                        (Continued on following page(s))

                               Page 1 of 6 Pages

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CUSIP NO.  02516B 10 8               13G                   PAGE  2  OF 6  PAGES


1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


     Richard D. and Melinda K. Jones

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                         (a) [      ]
                                                         (b) [      ]


3    SEC USE ONLY




4    CITIZENSHIP OR PLACE OF ORGANIZATION

     USA


                    5    SOLE VOTING POWER


                         203,079 (includes 15,000 shares issuable upon exercise of options exercisable within 60 days of December 31,
                         2000)

                    6    SHARED VOTING POWER

                         363,744 shares (includes 15,000 shares held by The
                         Jones Family Charitable Trust Number I, 293,080 shares
      NUMBER OF          held by The Melinda K. Jones Revocable Living Trust,
       SHARES            55,664 shares held by T.R. Baron and Associates Inc.
    BENEFICIALLY         Profit Sharing Plan)
      OWNED BY
        EACH        7    SOLE DISPOSITIVE POWER
      REPORTING
       PERSON            203,079 (includes 15,000 shares issuable upon exercise
        WITH             of options exercisable within 60 days of December 31,
                         2000)

                    8    SHARED DISPOSITIVE POWER

                         363,744 shares (includes 15,000 shares held by The Jones Family Charitable Trust Number I, 293,080 shares held by The Melinda K. Jones Revocable Living Trust, 55,664 shares held by T.R. Baron and Associates Inc. Profit Sharing Plan)

9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     566,823

10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES *



11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9


     8.7%


12   TYPE OF REPORTING PERSON*

     IN


                      *SEE INSTRUCTION BEFORE FILLING OUT!

                      SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 10549


                       ---------------------------------


                       SCHEDULE 13G UNDER THE SECURITIES

                              EXCHANGE ACT OF 1934


                       ---------------------------------




Item 1.    (a).    Name of Issuer:  American Coin Merchandising, Inc.



           (b).    Address of Issuer's Principal Executive Offices:


                                    5660 Central Avenue
                                    Boulder, CO 80301


Item 2.    (a).    Name of Person Filing:

                                    Richard D. and Melinda K. Jones


           (b).    Address of Principal Business Office:


                                    c/o American Coin Merchandising, Inc.
                                    5660 Central Avenue
                                    Boulder, CO 80301




                              Page 3 of 6 Pages

Item 2.    (c).    Citizenship:  USA




           (d).    Title of Class of Securities:

                                 Common Stock

           (e).    CUSIP Number:

                                 02516B 10 8

Item 3. This statement is filed pursuant to Rules 13d-1(b), or 13d-2(b), check whether the person filing is:

                                 Not Applicable

Item 4.            Ownership.


           (a).    Amount Beneficially Owned    566,823



           (b).    Percent of Class:  8.7%



           (c).    Number of Shares as to which such person has:

                   (i)   SOLE VOTING POWER

                         203,079 (includes 15,000 shares issuable upon exercise of options exercisable within 60 days of December 31,
                         2000)

                   (ii)  SHARED VOTING POWER

                         363,744 shares (includes 15,000 shares held by The
                         Jones Family Charitable Trust Number I, 293,080 shares
      NUMBER OF          held by The Melinda K. Jones Revocable Living
       SHARES            Trust, 55,664 shares held by T.R. Baron and Associates,
    BENEFICIALLY         Inc. Profit Sharing Plan)
      OWNED BY
        EACH       (iii) SOLE DISPOSITIVE POWER
      REPORTING
       PERSON            203,079 (includes 15,000 shares issuable upon exercise
        WITH             of options exercisable within 60 days of December 31,
                         2000)

                   (iv)  SHARED DISPOSITIVE POWER

                         363,744 shares (includes 15,000 shares held by The Jones Family Charitable Trust Number I, 293,080 shares held by The Melinda K. Jones Revocable Living Trust, 55,664 shares held by T.R. Baron and Associates Inc. Profit Sharing Plan)





                              Page 4 of 6 Pages

Item 5.            Ownership of Five Percent or Less of a Class:

                   Not Applicable



Item 6.            Ownership of More Than Five Percent on Behalf of Another
                   Person:

                   Not Applicable


Item 7. Identification and Classification of Subsidiaries which Acquired the Security Being Reported on by the Parent Holding Company:

                   Not Applicable



Item 8.            Identification and Classification of Members of the Group:

                   Not Applicable






                              Page 5 of 6 Pages

Item 9.            Notice of Dissolution of Group:

                   Not Applicable


Item 10.           Certification:

                   Not Applicable

                   Signature: After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.







                                      By:  /s/ RICHARD D. JONES
                                           -----------------------------------
                                           Title: Richard D. Jones






Dated:  February 12, 2001





                               Page 6 of 6 Pages